Carthew Bay Technologies Announces Conversion of Debentures in Colorep, Inc. and Confirmation of AGM Date

TORONTO, May 6, 2010 (GLOBE NEWSWIRE) -- Carthew Bay Technologies Inc. (OTCBB:CWBYF) (the “Company”) announced today that it has completed the conversion of the Company’s debt investment in Colorep Inc. (“Colorep”) into various securities and cash payments.

Mr. Michael Liik, the Chairman, President and Chief Executive Officer of the Company, stated that “We now look forward to moving on to explore new investment opportunities for the Company as well as maximizing the value of our near term liquid asset in Colorep.”

The Company also confirmed today that the next Annual General Meeting of Shareholders would be held on Wednesday, July 28, 2010 at the offices of Lang Michener LLP, 181 Bay Street, Suite 2500, Toronto, Ontario.

About Colorep and Transprint USA

About Colorep, Inc.

Colorep, Inc. (www.colorep.com) is a leader in subsurface printing and fabric dyeing technologies, providing products and services to the promotion, apparel, commercial furnishings and home décor markets. Colorep provides these services to companies through its wholly-owned subsidiary, Beta-Color LLC, its printing applications division and through the licensing of its technology to manufacturers in these addressable markets. Colorep’s technology encompasses a range of advances in the coloration and decoration of fabrics, vinyl, plastics, and coated metals. Its AirDye™ technology introduces coloration of fabric without negative environmental impacts.

About Transprint USA, Inc.

Transprint USA, Inc., a wholly-owned subsidiary of Colorep (“Transprint”) (www.transprintusa.com), is a leading supplier of transfer-printing paper for decorating polyester, polyester rich substrates and certain other synthetic materials. With a design library of over 12,000 designs, Transprint is a leader in design choice and innovation. Transprint’s products include Transwide™, a patented, exclusive product providing transfer printing paper up to 126” (320 cms) and Transeeze™, a release paper product for the printing of vinyl and other plastics. Transprint supplies its worldwide customer base through a direct sales force and agents located in a number of foreign countries.

Notes on Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements with respect to CBT’s plans, objectives, expectations and intentions and other statements identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions. These statements are based upon the current assumptions, beliefs, and expectations of CBT’s management and are subject to known and unknown risks and uncertainties, many of which are beyond CBT’s control. Such risks include those detailed in CBT’s filings with the Securities and Exchange Commission and the Alberta Securities Commission. Actual results may differ from those set forth in the forward-looking statements. CBT undertakes no obligation to update any forward-looking statements, except as required by law.

CONTACT:	Carthew Bay Technologies Inc. Michael Liik, President & CEO Tel: 416-307-4015 Fax: 416-365-1719